# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QUANTUM CORP /DE/, CIK 0000709283
CUSIP: 747906600
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10770 E. Briarwood Avenue, Centennial, Colorado (CO), 80112
Date of event which requires filing of this statement: 06/04/2026
Amends the filing with accession number 0000947871-25-000896
Filed by CIK 0002055322
Persons authorized to receive notices and communications: Dialectic Technology SPV LLC, John Fichthorn, 119 Rowayton Avenue, Norwalk, Connecticut (CT), 06853, 212-230-3220

## Reporting persons
- Dialectic Technology SPV LLC (CIK 0002055322): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,863,839; sole dispositive power 0; shared dispositive power 16,863,839; aggregate amount beneficially owned 16,863,839 (40% of the class)
  Comment: The amount listed in Rows 8, 10 and 11 consists of 2,653,308 shares of Common Stock of the Issuer, par value $0.01 per share ("Common Stock"), issuable on the exercise of the Forbearance Warrant (as defined herein) ("Forbearance Warrant Shares"), 11,020,645 shares of Common Stock issued on the conversion of the Convertible Notes (as defined herein) ("Convert Shares"), 3,083,975 shares of Common Stock issued in connection with the Conversion (as described below) (the "Consideration Shares") and 105,911 shares of Common Stock issuable on the exercise of the Conversion Warrant (as defined herein) ("Conversion Warrant Shares"). The Reporting Persons will not have the power to vote or dispose of (i) the Forbearance Warrant Shares unless, and to the extent, Dialectic Technology SPV LLC ("Dialectic") exercises its right to acquire Forbearance Warrant Shares in accordance with the terms of the Forbearance Warrant and (ii) the Conversion Warrant Shares unless, and to the extent, Dialectic exercises its right to acquire Conversion Warrant Shares in accordance with the terms of the Conversion Warrant.
  
  The percentage calculated in Row 13 is based on a total of (i) 14,638,029 shares of Common Stock issued and outstanding of the Issuer as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 17, 2026 and (ii) 10,615,712 shares of Common Stock issued by the Issuer in connection with the private placement to certain investors as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on June 2, 2026.
- Dialectic Technology Manager LLC (CIK 0002105254): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,863,839; sole dispositive power 0; shared dispositive power 16,863,839; aggregate amount beneficially owned 16,863,839 (40% of the class)
  Comment: The amount listed in Rows 8, 10 and 11 consists of 2,653,308 Forbearance Warrant Shares, 11,020,645 Convert Shares, 3,083,975 Consideration Shares and 105,911 Conversion Warrant Shares. The Reporting Persons will not have the power to vote or dispose of (i) the Forbearance Warrant Shares unless, and to the extent, Dialectic exercises its right to acquire Forbearance Warrant Shares in accordance with the terms of the Forbearance Warrant and (ii) the Conversion Warrant Shares unless, and to the extent, Dialectic exercises its right to acquire Conversion Warrant Shares in accordance with the terms of the Conversion Warrant.
  
  The percentage calculated in Row 13 is based on a total of (i) 14,638,029 shares of Common Stock issued and outstanding of the Issuer as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 17, 2026 and (ii) 10,615,712 shares of Common Stock issued by the Issuer in connection with the private placement to certain investors as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on June 2, 2026.
- JOHN FICHTHORN (CIK 0001411509): type of reporting person: employee benefit plan or endowment fund (EP), individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 28,896; shared voting power 16,863,839; sole dispositive power 28,896; shared dispositive power 16,863,839; aggregate amount beneficially owned 16,892,735 (40% of the class)
  Comment: The amount listed in Rows 8, 10 and 11 consists of 2,653,308 Forbearance Warrant Shares, 11,020,645 Convert Shares, 3,083,975 Consideration Shares and 105,911 Conversion Warrant Shares. The Reporting Persons will not have the power to vote or dispose of (i) the Forbearance Warrant Shares unless, and to the extent, Dialectic exercises its right to acquire Forbearance Warrant Shares in accordance with the terms of the Forbearance Warrant and (ii) the Conversion Warrant Shares unless, and to the extent, Dialectic exercises its right to acquire Conversion Warrant Shares in accordance with the terms of the Conversion Warrant.
  
  The amount listed in Rows 7 and 9 consists of (i) 12,491 shares of Common Stock directly held by Mr. Fichthorn; and (ii) 16,405 restricted stock units ("RSUs") issued to Mr. Fichthorn in his capacity as a director of the Issuer.
  
  The percentage calculated in Row 13 is based on a total of (i) 14,638,029 shares of Common Stock issued and outstanding of the Issuer as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 17, 2026 and (ii) 10,615,712 shares of Common Stock issued by the Issuer in connection with the private placement to certain investors as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on June 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: QUANTUM CORP /DE/
Address of issuer's principal executive offices: 10770 E. Briarwood Avenue, Centennial, Colorado (CO), 80112
Comment: This Amendment No. 3 (this "Amendment" or "Amendment No. 3") amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on October 10, 2025 (the "Original Statement"), as amended and supplemented by Amendment No. 1 to the Statement on Schedule 13D filed by the Reporting Persons with the SEC on December 22, 2025 ("Amendment No. 1"), as further amended and supplemented by Amendment No. 2 to the Statement on Schedule 13D filed by the Reporting Persons with the SEC on January 12, 2026 ("Amendment No. 2" and, together with Amendment No. 1 and the Original Statement, the "Amended Statement"), which relates to the Common Stock of Quantum Corporation (the "Issuer"). Except as otherwise described herein, the information contained in the Amended Statement remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Amended Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Amended Statement is hereby amended by adding the following to the end thereof:

The information set forth in Item 4 of Amendment No. 3 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Amended Statement is hereby amended by adding the following paragraphs to the end of Item 4:

Entry into Conversion Agreement

On June 4, 2026 (the "Closing"), the Company issued and sold to certain accredited investors in a private placement (the "Private Placement"), an aggregate of 10,615,712 shares of Common Stock. In order to facilitate, among other things, the Private Placement, Dialectic, as the sole beneficial owner of the Convertible Notes issued under the Indenture, agreed to voluntarily convert the Convertible Notes into Common Stock.

Pursuant to a Conversion Agreement dated June 1, 2026 (the "Conversion Agreement"), by and among the Company, Dialectic and, solely with respect to Sections 7.1 and 7.3 and Articles III and X thereof, U.S. Bank Trust Company, National Association, as the trustee and Notes Collateral Agent under the Indenture, Dialectic converted the entire principal amount of the Convertible Notes, together with all accrued and unpaid interest thereon at the Closing, subject to certain conditions set forth in the Conversion Agreement (the "Conversion"). At the Closing, the Convertible Notes were canceled in accordance with the Indenture, and the Indenture was satisfied and discharged. In connection with the Conversion, at the Closing, the Company issued to Dialectic 11,020,645 shares of Common Stock.

At the Closing, as consideration for Dialectic's agreement to voluntarily convert the Convertible Notes, the Company issued to Dialectic, (i) 3,083,975 additional shares of Common Stock in connection with the Conversion (the "Consideration Shares"), which represents the quotient of (A) approximately $13.0 million, the present value of nominal PIK interest that would accrue on the Convertible Notes from the Closing to the maturity date thereof, assuming the Convertible Notes had remained outstanding until the end of the stated term, discounted at a rate of 11%, plus (B) approximately $3.0 million, the Term Loan Deferred Cash Interest Amount (as defined in the Credit Agreement) owed to Dialectic and accrued interest thereon, divided by $5.1940, the current conversion price of the Convertible Notes; and (ii) the Conversion Warrant (as defined below).

Conversion Warrant

On June 1, 2026, as additional consideration for the Conversion, the Company issued to Dialectic a warrant (the "Conversion Warrant") to purchase up to 105,911 shares of Common Stock at an exercise price of $5.1940 per share (the "Conversion Warrant Exercise Price") (equal to the conversion price of the Convertible Notes in effect following the reset period ending March 31, 2026), at any time until the fifth anniversary of the issuance of the Conversion Warrant. The exercise price and the number of shares underlying the Conversion Warrant are subject to adjustment in the event of specified events, including dilutive issuances at a price lower than the exercise price of the Conversion Warrant, a subdivision or combination of the Common Stock, a reclassification of the Common Stock or specified dividend payments, subject to certain limitations as set forth in the Conversion Warrant. Upon exercise, the aggregate exercise price may be paid, at Dialectic's election, in cash or on a net issuance basis, based upon the then current market price of the Common Stock at the time of exercise. The Conversion Warrant includes certain antidilution protections in favor of Dialectic, subject to certain limitations, including limitations that restrict Dialectic from beneficially owning more than 19.99% of the Company's outstanding Common Stock and certain exclusions. Additionally, Dialectic may require the Company to repurchase the unexercised portion of the Conversion Warrant for an amount equal to $844,255, proportionately adjusted for the portion of the Conversion Warrant subject to repurchase, after the fourth anniversary of the issuance of the Conversion Warrant, or, prior to the fourth anniversary, upon a change of control of the Company or immediately prior to the occurrence of a voluntary dissolution, liquidation or winding up of the affairs of the Company.

Amendment to Forbearance Warrant and Warrant Registration Rights Agreement

In connection with the issuance of the Conversion Warrant, on June 1, 2026, the Company and Dialectic entered into (i) a First Amendment ("Registration Rights Agreement Amendment") to the Warrant Registration Rights Agreement, pursuant to which, among other things, the Warrant Registration Rights Agreement was amended to provide Dialectic with certain registration rights with respect to the shares of Common Stock issuable upon any exercise of the Conversion Warrant and (ii) a First Amendment ("Forbearance Warrant Amendment") to the Forbearance Warrant, pursuant to which, among other things, the Forbearance Warrant was amended to update its terms to be consistent with the Conversion Warrant.

Right of First Refusal Agreement

On June 1, 2026, the Company entered into a Right of First Refusal Agreement (the "ROFR Agreement") with Dialectic and certain investors in the Private Placement (together, the "Stockholders"), pursuant to which the Company granted a right of first refusal to purchase 25% of all equity securities to each Stockholder that the Company may issue or sell for a period of the earlier of six (6) months following the date of the ROFR Agreement and completion of the Company's next equity financing transaction, subject to certain exceptions as described in the ROFR Agreement.

Distributions to Limited Partners

Dialectic is a special purpose entity with limited partners and, for economic, tax, regulatory or other reasons, may in the future determine to distribute some or all of the shares of Common Stock it holds to its limited partners. Any such distribution would be made pursuant to, and in reliance on, the distribution carveout described in clause (e) of Dialectic's lock-up agreement entered into in connection with the Private Placement, which permits, among other things, a distribution by Dialectic to its limited partners so long as the applicable conditions set forth therein are satisfied. Any such distribution would not, by itself, reflect a change in Dialectic's views regarding the Company or the merits of its investment. In connection with any such distribution, each limited partner receiving shares of Common Stock would be expected to enter into customary lock-up arrangements on substantially the same terms as, and only for the same duration as, the lock-up arrangements to which Dialectic is subject. Although Dialectic's and its limited partners' plans and intentions with respect to the distribution, holding, sale, transfer or other disposition of shares of Common Stock may change from time to time based on market conditions, the Company's performance, general economic conditions and other factors, Dialectic's limited partners have indicated that they currently intend to be long-term supporters of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock that would be beneficially owned by each Reporting Person upon (i) the exercise in full (and for cash, not on a net-exercise basis) of the Forbearance Warrant and (ii) the exercise in full (and for cash, not on a net-exercise basis) of the Conversion Warrant. The aggregate percentage of Common Stock reported beneficially owned by each Reporting Person upon exercise of the Forbearance Warrant and the Conversion Warrant is based upon (i) 14,638,029 shares of Common Stock issued and outstanding as of February 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on February 17, 2026 and (ii) 10,615,712 shares of Common Stock issued by the Issuer in connection with the private placement to certain investors, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on June 2, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each Reporting Person would have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition upon the exercise in full (and for cash, not on a net-exercise basis) of the Forbearance Warrant and the Conversion Warrant.

Dialectic would directly hold any Common Stock beneficially owned by it upon any exercise of the Forbearance Warrant and the Conversion Warrant. Dialectic Manager, as the manager of Dialectic, and Mr. Fichthorn, as the Manager of Dialectic Manager, may each be deemed to have the shared power to direct the voting and disposition of shares of Common Stock owned by Dialectic and, consequently, Mr. Fichthorn and Dialectic Manager may each be deemed to possess indirect beneficial ownership of such shares upon any exercise by Dialectic of the Forbearance Warrant and the Conversion Warrant. Mr. Fichthorn and Dialectic Manager disclaim beneficial ownership of such shares for all other purposes.

Without giving effect to any exercise of the Forbearance Warrant or the Conversion Warrant, Mr. Fichthorn directly holds and has the sole power to vote and dispose of 10,866 shares of Common Stock and 16,405 RSUs.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Amendment, no transactions in shares of Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Statement is hereby amended by adding the following to the end thereof:

The information set forth in Item 4 of Amendment No. 3 is incorporated herein by reference.

The foregoing descriptions are qualified in their entirety by reference to the full text of the Conversion Agreement, the Conversion Warrant, the Registration Rights Agreement Amendment, the Forbearance Warrant Amendment and the ROFR Agreement, copies of which are filed as Exhibits 99.7, 99.8, 99.9, 99.10 and 99.11, respectively, and are incorporated by reference in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.7 Conversion Agreement dated as of June 1, 2026, by and among the Company, Dialectic and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent (solely with respect to Sections 7.1 and 7.3 and Articles III and X thereof) (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on June 2, 2026). https://www.sec.gov/Archives/edgar/data/709283/000119312526252718/d35173dex103.htm

99.8 Warrant to Purchase Common Stock dated June 1, 2026, issued by the Issuer to Dialectic (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on June 2, 2026). https://www.sec.gov/Archives/edgar/data/709283/000119312526252718/d35173dex42.htm

99.9 First Amendment to the Warrant Registration Rights Agreement dated June 1, 2026, by and between the Company and Dialectic, to the Registration Rights Agreement dated September 23, 2025 (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed with the SEC on June 2, 2026). https://www.sec.gov/Archives/edgar/data/709283/000119312526252718/d35173dex43.htm

99.10 First Amendment to Warrant to Purchase Common Stock dated June 1, 2026, by and between the Company and Dialectic, to the Warrant issued to Dialectic on September 23, 2025 (incorporated by reference to Exhibit 4.4 to the Issuer's Current Report on Form 8-K filed with the SEC on June 2, 2026). https://www.sec.gov/Archives/edgar/data/709283/000119312526252718/d35173dex44.htm

99.11 Form of Right of First Refusal Agreement dated June 1, 2026, by and among the Company, Dialectic and certain stockholders party thereto (incorporated by reference to Exhibit 4.5 to the Issuer's Current Report on Form 8-K filed with the SEC on June 2, 2026). https://www.sec.gov/Archives/edgar/data/709283/000119312526252718/d35173dex45.htm

## Signatures
- Dialectic Technology SPV LLC: /s/ John Fichthorn, John Fichthorn / Authorized Signatory (06/08/2026)
- Dialectic Technology Manager LLC: /s/ John Fichthorn, John Fichthorn / Manager (06/08/2026)
- JOHN FICHTHORN: /s/ John Fichthorn, John Fichthorn (06/08/2026)